

December 6, 2022

Ran Daniel
Chief Financial Officer
Nano-X Imaging Ltd.
Communication Center
Neve Ilan , Israel 9085000

> **Re: Nano-X Imaging Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed May 2, 2022**
> **Form 6-K Filed March 31, 2022**
> **File No. 001-39461**

Dear Ran Daniel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations, page 82

1. Please expand your discussion and analysis of cost of revenue to explain why the amount recognized for the AI segment significantly exceeds the amount of revenue recognized.

2. We note that you attribute the increase in general and administrative expenses to (a) the merger with Zebra and the acquisitions of USARAD and MDWEB and (b) increased headcount due to the expansion of your management team and overall organization infrastructure. When multiple factors impact the change in your results of operations, quantify the extent to which each factor impacted the corresponding line items. Refer to Item 303(b)(2) of Regulation S-K for guidance.

E. Critical Accounting Estimates, page 90

3.   The disclosures you have provided for each of your identified critical estimates appear to provide investors with a discussion as to how you are accounting for these items in accordance with US GAAP and are similar to your significant accounting policies disclosures rather than providing investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements. Please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification. Ensure your disclosures sufficiently explain to investors what each critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used to make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Provide investors with quantified information to the extent meaningful and available.

Goodwill, page 91

4.   We note that $51.2 million of the $58.3 million in goodwill as of December 31, 2021 was generated from the acquisition of Zebra Medical Vision Ltd. on November 4, 2021. We further note that the related segment, AI Solutions, has recognized minimal revenues and generated gross and operating losses. As such, please ensure your disclosures address each of the following:
   • The percentage by which the estimated fair value of your reporting units exceed the carrying value.
   • The methodologies used to estimate the fair value of the reporting units, including the material judgments, assumptions and estimates.
   • A discussion of the degree of uncertainty associated with the key assumptions and the potential impact changes in the key assumptions would have on your impairment analysis.
   • A discussion of the potential events and/or changes in circumstances that could reasonably be expected to occur and negatively affect the key assumptions and result in a material impairment charge.
   Refer to Item303(b)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Item 15. Controls and Procedures, page 129

5.   We note your auditor has included the following material weakness, "did not design and maintain effective internal controls over certain information technology ("IT") general controls for applications used in the preparation of the Company's consolidated financial statements." However, your disclosure of the material weaknesses did not include this

item. Please advise. In this regard, we note one of your remediation efforts is to implement a new ERP system.

Note 2 - Significant Accounting Policies
h. Intangible Assets, net
Goodwill, page F-11

6. Please expand your accounting policy to disclose the date you are testing goodwill for impairment and to clarify the level at which you are testing goodwill for impairment (i.e., at the operating segment level or at a component of your operating segments level). Refer to ASC 350-20-35-28 and ASC 350-20-35-33 through 35-38 for guidance.

l. Revenue Recognition, page F-13

7. Please expand your accounting policy to specifically address the following:
    • The disclosure requirements in ASC 606-10-50-12 and 50-18 through 50-19. In this regard, it is unclear when your performance obligations for your radiology services are satisfied and whether revenue is recognized over time or at a point in time; what the significant payment terms are; and the nature of the services you have promised to provide, including whether you are acting as the principal or agent in the transactions.
    • The disclosure requirements in ASC 606-10-50-17 and 50-20 regarding the transaction price and whether there is any variable consideration.

8. Please provide the disclosures regarding by ASC 606-10-50 for the revenues recognized related to your AI Solutions, which represented approximately 23% of total revenue recognized.

q. Fair value measurement, page F-15

9. Please provide the disclosures required by ASC 820-10-50-2 for your contingent short term and long term earnout liabilities as of December 31, 2021.

Note 3 - Business Combination and Other Transaction, page F-18

10. Please expand your disclosures for the acquisition of Zebra Medical Vision Ltd. to provide a discussion of the methodologies and material estimates and assumptions used to estimate the fair value of the Image Big Data intangible asset in addition to the Developed Technology intangible asset. Also provide a discussion of the facts and circumstances that lead you to conclude both intangible assets have a useful life of 10 years.

Note 4 - Goodwill & Intangible Assets, Net, page F-23

11. Please expand your disclosures to provide the information required for your goodwill activity and balances at the segment level in accordance with ASC 350-20-50-1.

Note 11 - Commitments and Contingencies, page F-30

12.   We note your disclosures for three legal proceedings in addition to the SEC investigation. Please expand your disclosures to state the amount or range of reasonably possible loss in the aggregate, or that you are unable to reasonably estimate the amount or range. Please note that ASC 450-20-50-4 does not require the amount or range of reasonably possible loss to be estimated with precision or certainty.

Note 14 - Segments of Operations, page F-40

13.   Please expand your disclosure to include the amount of total assets by reportable segment in accordance with ASC 280-10-50-22. In this regard, we note that you disclose the amount of depreciation and amortization expense by reportable segment.

Form 6-K Filed March 31, 2022

Exhibit 99.1, page 1

14.   We note your presentation of non-GAAP financial measures without and/or prior to the presentation of the most comparable US GAAP financial measure. Specifically, refer to your presentation of (a) non-GAAP gross profit on page 1; and (b) non-GAAP cost of revenue on page 2; (c) non-GAAP gross margin on page 2; and (d) non-GAAP basic and diluted loss per share on page 9. Please comply with Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations by presenting and/or discussing the most directly comparable US GAAP financial measure with equal or greater prominence.

15.   Please provide a reconciliation of non-GAAP gross profit/(loss) and non-GAAP gross margin from US GAAP gross loss and US GAAP gross margin in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services